

June 30, 2011

Mr. Joseph Passalaqua
Chief Executive Officer
Biolog, Inc.
123 Parker Avenue
Liverpool, NY 13088

> **Re:** **Biolog, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 7, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed April 28, 2011**
> **File No. 0-53696**

Dear Mr. Passalaqua:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial statements

Report of Independent Registered Public Accounting Firm, page 25

1. We note that the date of the report is April 7, 2010 but that the report includes the period ended December 31, 2010. Please revise to correct the date of the report.

Item 9.A – Controls and Procedures, page 38

2. Please revise your disclosure regarding management's evaluation of internal controls and procedures to state, if true, that your internal controls and procedures were <u>not effective</u>, rather than stating that they were not sufficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director